FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 0-30868

For June 25, 2002

Crosswave Communications Inc.

(Translation of registrant's name into English)

Crest Yasuda Bldg., 3-21 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

EXHIBIT INDEX

Exhibit	Date	Description of Exhibit	Page
1	06/25/2002	NOTICE OF RESOLUTIONS AT THE ORDINARY MEETING OF SHAREHOLDERS FOR THE 4th FISCAL YEAR -(Translation)	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crosswave Communications Inc.

Date: June 25, 2002

By:
Koichi Suzuki
President

EXHIBIT 1

(Translation)

June 25, 2002

TO OUR SHAREHOLDERS:

Koichi Suzuki
Representative Director
Crosswave Communications Inc.
3-21, Kanda Nishiki-cho 3-chome
Chiyoda-ku, Tokyo, Japan

NOTICE OF RESOLUTIONS AT THE ORDINARY MEETING OF SHAREHOLDERS FOR THE 4th FISCAL YEAR

Dear Sirs:

We hereby notify that the following items were reported and resolved at the ordinary meeting of shareholders for the 4th fiscal year of Crosswave Communications Inc. (the "Company") held today.

Sincerely yours,

Matters reported:

Reports on the business, balance sheet and income statement for the 4th fiscal year (from April 1, 2001 through March 31, 2002)

The contents of the above financial statements were reported.

Matters resolved:

Item 1: Approval of disposal of losses for the 4th fiscal year

This item was approved as originally proposed.

Item 2: Amendment of a part of the Articles of Incorporation

This item was approved as originally proposed.

Item 3: Election of one director

This item was approved as originally proposed and Mr. Katsushi Hattori was elected and assumed their offices.

Item 4: Election of three auditors

This item was approved as originally proposed and Messrs. Hiromichi Koike, Masako Tanaka, and Takemi Nagasaka were reelected and reassumed their offices.

Mr. Koike, Ms. Tanaka and Mr. Nagasaka are both outside statutory auditors as provided in Article 18-1 of the "Law for Special Exceptions to the Commercial Code concerning Audit, Etc., of Kabushiki-Kaisha".

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The members of the Board of Directors, the Statutory Auditors and the Officers of the Company as of June 25, 2002 are as set forth below.

The members of the Board of Directors

President and Representative Director	Koichi Suzuki
Vice President and Representative Director	Yasuharu Fushimi
Vice President and Representative Director	Akio Onishi
Senior Managing Director	Takehisa Hayashi
Director	Senji Yamamoto
Director	Katsushi Hattori

The Statutory Auditors

Full-Time Statutory Auditor	Hiromichi Koike
Statutory Auditor	Masako Tanaka
Statutory Auditor	Takemi Nagasaka
Statutory Auditor	Hideki Matsushita

The Officers

Chief Executive Officer	Akio Onishi
Chief Financial Officer and Chief Accounting Officer	Yasuharu Fushimi
Chief Marketing Officer	Takehisa Hayashi
Chief Technology Officer	Toshiya Asaba
Officer	Hisao Inaba
Officer	Kanetake Imai

(Note) The above four statutory auditors are outside statutory auditors as prescribed in Article 18-1 of the "Law for Special Exceptions to the Commercial Code concerning Audit, Etc., of Kabushiki-Kaisha of Japan".

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